UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

General Moly, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

370373102

(CUSIP Number)

Yingxi Fu, Esq.

Arnold & Porter Kaye Scholer LLP

Suites 3808-3811, CITIC Square

1168 Nanjing Xi Rd | Shanghai 200041

People’s Republic of China

T: (8621) 2208.3610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Amer International Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,078,590*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 39,078,590*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,078,590*

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row 11 28.24%†

14.	Type of Reporting Person (See Instructions) CO

* Represents shares of the Issuer’s common stock beneficially owned by the Reporting Person as of the filing date of this Schedule 13D (as defined below) and does not include any shares underlying the Warrant (as defined below).

† Calculation based on a total of 138,359,220 shares of the Issuer’s common stock outstanding as of November 15, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 19, 2019.

Item 1.                                 Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of General Moly, Inc. (the “Issuer”).

The address of the principal executive office of the Issuer is:

General Moly, Inc.

1726 Cole Blvd., Suite 115

Lakewood, Colorado  80401

Item 2.                                 Identity and Background.

This Schedule 13D is being filed by Amer International Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“Amer” or the “Reporting Person”).  The address of the principal executive office of Amer is:

29/F, Block A
East Pacific International Center

7888th Shennan Boulevard

Shenzen, Guangdong Province

People’s Republic of China (the “PRC”)

The principal business of Amer is the production and commercialization of new and innovative non-ferrous metals and non-metallic materials.

The Reporting Person is a wholly-owned subsidiary of Amer Holdings Group Co., Ltd., a limited liability company organized under the laws of the PRC with its principal executive office located at Suite 503, Xixiang Investment Company Building, No.139 Qianjin No.2 Road, Xixiang Borough, Baoan District, Shenzhen, Guangdong Province, the PRC.  Amer Holdings Group Co., Ltd. is owned 90% and 10%, respectively, by Mr. Wang Wen Yin and Ms. Wang Wen Zhuan.

The Reporting Person holds 100% of all outstanding equity of Shenzhen Amer Mining Investment Holding Co., Ltd., a limited liability company organized under the laws of the PRC with its principal executive office located at 10th Floor, Nongke Business Office Building, No.8133 Honglixi Road, Xiangmihu Borough, Futian District, Shenzhen, Guangdong Province, the PRC.

Shenzhen Amer Mining Investment Holding Co., Ltd. holds 100% of all issued and outstanding shares of Leaway Holdings Limited, a company organized under the laws of the PRC Hong Kong SAR with its principal executive office located at Flat/Room Q, 20th Floor, Kings Wing Plaza 2, 1 On Kwan Street, Shatin, New Territory, PRC Hong Kong SAR.

Leaway Holdings Limited holds 100% of all issued and outstanding shares of Lead Vanguard Limited, a company organized under the laws of the British Virgin Islands with its registered office at NovaSage Chambers, P.O.Box 4389, Road Town, Tortola, British Virgin Islands.

Lead Vanguard Limited holds 100% of all issued and outstanding shares of Amer International Group Co. North America, Ltd., a corporation organized under the laws of the State of Delaware, the United States of America with its registered office at 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.  The Shares (as defined below) are held of record by Amer International Group Co. North America, Ltd., as a nominee.

The name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, any person controlling the Reporting Person and any person ultimately in control of the Reporting Person are set forth in Schedule A.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

On April 17, 2015, the Issuer and Amer entered into an Investment and Securities Purchase Agreement for the private placement of 40,000,000 shares of the Issuer’s Common Stock and warrants to purchase 80,000,000 shares of the Issuer’s Common Stock at a purchase price of $0.50 per share (the “Investment Agreement”).

The Issuer and Amer entered into an amendment to the Investment Agreement on November 2, 2015 to, among other things, structure the private placement as a three-tranche investment and adjust the purchase price to $0.30 per share for Tranche 1’s 13,333,333 shares of Common Stock, $0.50 for Tranche 2’s 12,000,000 shares of Common Stock, and $0.6818 for Tranche 3’s 14,666,667 shares of Common Stock. Tranche 1 of the private placement under the amended Investment Agreement closed on November 24, 2015 pursuant to which the Issuer issued to Amer (i) 13,333,333 shares of Common Stock at a purchase price of $0.30 per share for a total purchase price of $4,000,000 and (ii) warrants to purchase up to 80,000,000 shares of Common Stock at an exercise price of $0.50 per share (the “Amer Warrant”).

The Amer Warrant was subsequently amended on April 17, 2017, June 16, 2017, July 16, 2017 and August 7, 2017.   The Amer Warrant, as amended, was going to become exercisable only upon the Issuer’s first drawdown of a bank loan from one or more of certain specified major Chinese banks on terms and conditions substantially similar to those outlined in Schedule 2 to the Investment Agreement (the “Bank Loan”). The principal amount of the Bank Loan was to be an amount necessary to fund the Issuer’s share of costs related to the development of the primary molybdenum property located in Eureka County, Nevada (the “Mt. Hope Project”), or approximately $700,000,000.  Per the terms of the Investment Agreement, Amer was to use its reasonable best efforts to assist the Issuer to procure the Bank Loan, including providing a guarantee of the Bank Loan as might be required by the applicable Chinese bank(s).  Upon the initial drawdown of the Bank Loan, the Issuer was required to pay to Amer a fee equal to 0.75% of the committed amount under the Bank Loan less the amount of certain fees and expenses incurred by Amer and reimbursed by the Issuer.

The Investment Agreement was further amended on August 7, 2017 and September 30, 2017, whereby (i) the purchase price and the number of Tranche 2 shares of Common Stock was adjusted to $0.41 per share, or $6,000,000 in the aggregate, for 14,634,146 shares, and (ii) the purchase price and the number of Tranche 3 shares of Common Stock was adjusted to $0.50, or $10,000,000 in the aggregate, for 20,000,000 shares.  Tranche 2 under the Investment Agreement, as amended, closed on October 16, 2017.  Amer used cash on hand to purchase shares of the Issuer’s Common Stock in Tranche 1 and Tranche 2.

The closing of Tranche 3 shares of Common Stock was conditioned upon the satisfaction of all specified closing conditions, including, but not limited to, the reissuance of water permits by the Nevada State Engineer for the Mt. Hope Project and the absence of any law that would have the effect of making the transactions contemplated in the Prior Transaction Documents (as defined below) illegal or that would otherwise restrict, prevent or prohibit the consummation of the transactions contemplated in the Prior Transaction Documents.  The water permits were issued by the Nevada State Engineer for the Mt. Hope Project on July 24, 2019, however, Amer informed the Issuer that it did not believe that other closing conditions were satisfied.  On July 26, 2019, the Issuer provided a notice to Amer that it believed the conditions to closing of the Tranche 3 had been satisfied, and that Amer would have two business days (until the close of business on Tuesday, July 30, 2019) to close the transaction.  On July 31, 2019, the Issuer sent a notice of default, as Amer did not fund and close the Tranche 3 by the July 30, 2019 deadline.  On August 1, 2019, the Issuer announced that it received a letter from Amer, dated July 30, 2019, in which Amer terminated the Investment Agreement, citing uncured material adverse effects and alleged breaches of the Investment Agreement by the Issuer (which included concerns related to US/China relations, concerns regarding the delay in obtaining environmental permits and solvency concerns).  The parties proceeded to engage in the dispute resolution process as was provided for in the Investment Agreement, and on October 10, 2019, Amer and the Issuer entered into a letter agreement (the “Extension Agreement”) pursuant to which the parties agreed to extend the dispute negotiation period under the Investment Agreement until November 15, 2019, and Amer paid the Issuer an amount equal to $300,000.

On November 19, 2019, Amer and the Issuer reached a settlement agreement in principle and, on December 9, 2019, Amer and the Issuer entered into a new Securities Purchase Agreement (the “New Purchase Agreement”) as part of a settlement of the dispute.  Under the New Purchase Agreement, the parties acknowledged and agreed that the Investment Agreement was terminated and any claims arising out of the Investment Agreement were mutually released.  Under the New Purchase Agreement, Amer purchased (i) 10,000,000 shares of the Issuer’s Common Stock for a purchase price of $0.40 per share or $4,000,000 in the aggregate, and (ii) 1,111,111shares of the Issuer’s Common Stock for a purchase price of $0.27 per share for a total purchase price of $300,000, against which the $300,000 Amer previously paid to the Issuer under the Extension Agreement was credited.  Per the terms of the New Purchase Agreement, Amer is to use its reasonable best efforts, through September 27, 2027,  to assist the Issuer in obtaining a bank loan from one or more of certain specified major Chinese banks, in the amount and on the terms and conditions acceptable to the Issuer, without any obligations to guarantee, collateralize or otherwise pledge any assets in support of such loan by Amer on behalf of the Issuer.  Upon the initial drawdown of such loan, the Issuer is required to pay to Amer a fee equal to 0.75% of the committed amount under the loan.  In addition, upon closing of a minimum of $100 million loan from Amer’s efforts, Amer has the option to enter into a molybdenum supply agreement with the Issuer to purchase Mt. Hope molybdenum at a small discount to spot pricing when the Mt. Hope mine achieves full commercial production. The saleable amount of molybdenum to Amer escalates from an aggregate three million pounds per year to twenty million pounds per year over the first five years of mine production based on the level of project financing assisted by Amer towards the project financing.

In addition, the parties agreed to amend and restate the Amer Warrant to provide for a vesting schedule pursuant to which the Amer Warrant (as so amended and restated, the “Warrant”) would become exercisable.  The vesting schedule is tied to the amount of the loan that might be obtained by the Issuer with the assistance of Amer, and the Warrant shall expire contemporaneously with the expiration of Amer’s obligations to assist the Issuer in obtaining such loan on September 27, 2027.  The vesting schedule is as follows:

Loan Proceeds Obtained by the Issuer with Amer’s Assistance	Aggregate Number of Shares for Which the Warrant is Exercisable
Less than $100.00 million	Zero
$100.00 million – less than $200.00 million	12 million
$200.00 million – less than $300.00 million	24 million
$300.00 million – less than $400.00 million	36 million
$400.00 million – less than $500.00 million	48 million
$500.00 million – less than $600.00 million	60 million
$600.00 million – less than $700.00 million	72 million
$700.00 million or greater	80 million

As of the filing date hereof, no loan has been obtained by the Issuer, and accordingly, the Amer Warrant never became exercisable, and the Warrant is not currently exercisable.  Furthermore, because the exercise of the Warrant is subject to a material contingency outside of Amer’s control, the number of shares reported herein as beneficially owned by Amer does not include any of up to 80,000,000 shares of Common Stock underlying the Warrant.  The shares of Common Stock acquired by Amer pursuant to the Investment Agreement, the New Purchase Agreement and/or the Warrant, if any, are collectively referred to herein as the “Shares.”

Pursuant to the Investment Agreement, as amended, the Issuer had agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) within nine months following the Tranche 1 closing date to register the “Registrable Securities” (as defined in the Investment Agreement) then beneficially owned by Amer or any of its affiliates or issuable to Amer or any of its affiliates upon exercise of any option, warrant or other security convertible into or exercisable for Common Stock.  The Issuer also agreed to use its reasonable best efforts to have the Registration Statement declared effective as promptly as practicable after filing thereof with the SEC and to cause such Registrable Securities to be qualified in such jurisdictions as Amer may reasonably request.  There is currently an effective registration statement covering the resale of the Tranche 1 shares and the shares of Common Stock underlying the Amer Warrant issued to Amer.  Under the New Purchase Agreement, the Issuer confirmed its commitment to file a re-sale registration statement with the SEC within nine months following the closing under the New Purchase Agreement to register the “Registrable Securities” (as defined in the New Purchase Agreement) then beneficially owned by Amer or any of its affiliates or issuable to Amer or any of its affiliates upon exercise of any option, warrant or other security convertible into or exercisable for Common Stock, including in respect of the Common Shares issued pursuant to the New Purchase Agreement, the shares previously issued to Amer upon the closing of Tranche 2 under the Investment Agreement, and the shares underlying the Warrant. Amer also has certain “piggyback” registration rights under the New Purchase Agreement in the event the Issuer files a registration statement relating to an offering for its own account or the account of others.

In connection with the execution of the Investment Agreement, on November 24, 2015, the Issuer and Amer entered into a Stockholder Agreement which provided for certain rights and obligations of the Issuer and Amer until the time Amer held less than 10% of the Issuer’s Common Stock or November 24, 2019, at which time the agreement terminated on its own terms; provided, however, that certain transfer restrictions that were applicable to equity securities of the Issuer beneficially owned by Amer terminated on November 24, 2016.  Pursuant to the Stockholder Agreement, as of the Tranche 1 closing date, Amer was entitled to nominate one director for election to the Issuer’s Board of Directors (the “Board”). Amer was also entitled to designate one, two or three nominees for election to the Board based on the “Amer Ownership Percentage” (as was defined in the Stockholder Agreement) and whether a drawdown had occurred under the Bank Loan.  Following the Tranche 1 closing, Amer designated Tong Zhang as its director nominee for election to the Board.  Mr. Zhang was appointed to the Board in December 2015 and elected as a Class II director at the 2018 annual meeting of stockholders for a three-year term.  Mr. Zhang resigned from the Board in July 2019.

Pursuant to the terms of the New Purchase Agreement, Amer designated Terry Lee as its director nominee to the Board.  Mr. Lee was appointed to the Board as a Class II director, effective December 9, 2019.  The New Purchase Agreement provides that Amer may designate a second director to the Board and the Issuer and the Board are required to increase the size of the Board to seven directors and appoint such second individual as either a Class II director or a Class III director, provided that Amer’s (together with its affiliates) ownership percentage is equal or greater than 20% of the Issuer’s outstanding Common Stock. If Amer’s (together with its affiliates) ownership percentage declines below 10% of the Issuer’s outstanding Common Stock, Amer is required to promptly cause its nominee who is its (or its affiliate’s) employee to resign from the Board.  The Issuer and Amer also agreed that these Board representation provisions shall expire at such time as Amer’s (together with its affiliates) ownership percentage declines below 10% of the Issuer’s outstanding Common Stock.

The foregoing descriptions of the Investment Agreement, the Amer Warrant, the Stockholder Agreement and the Extension Agreement, together with any exhibits attached thereto and any amendments thereof (collectively, the “Prior Transaction Documents”) and the foregoing descriptions of the New Purchase Agreement and the Warrant, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 4.                                 Purpose of Transaction.

The Reporting Person’s beneficial ownership of the Shares reported herein was acquired for investment purposes and in connection with the establishment of a commercial relationship, as described in Item 3.  The Reporting Person has the right to nominate one or more directors to the Board of the Issuer, as described in Item 3.  As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may, through the Reporting Person’s nominees’ service on the Board of the Issuer and otherwise, continue to communicate with the Board, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with the Board, management and/or other stockholders on such matters.

Depending upon the Reporting Person’s evaluation of conditions in the molybdenum industry, market price, securities markets, alternative investment opportunities, liquidity needs, the Issuer’s prospects and other factors, the Reporting Person may from time to time explore opportunities that may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, increasing, decreasing or disposing of the Shares, increasing or changing representation on the Issuer’s Board, engaging in hedging transactions, entering into a new or expanded commercial relationship with the Issuer, a potential acquisition, liquidation, reorganization, change in capitalization or control of the Issuer, or an acquisition or disposition of assets or businesses of the Issuer.

In addition, the information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                                 Interest in Securities of the Issuer.

(a)    Items 1, 11, and 13 (including the footnotes thereto) of the cover pages of this Schedule 13D are incorporated by reference into this Item 5(a).

(b)    Items 1 and 7 - 10 (including the footnotes thereto) of the cover pages of this Schedule 13D are incorporated by reference into this Item 5(b).

(c)     Except as described in Item 4, none of the persons named in response to Item 5(a) has effected any transactions in the Common Stock in the sixty days prior to the filing of this Schedule 13D.

(d)    To the knowledge of the Reporting Person, no other person other than the persons named in response to Item 5(a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Amer.

(e)     Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

Investment and Securities Purchase Agreement dated April 17, 2015, between General Moly Inc., and Amer International Group Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 21, 2015).

99.2

Amendment No. 1 to Investment and Securities Purchase Agreement dated November 2, 2015, between General Moly, Inc. and Amer International Group Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2015).

99.3

Amendment No. 2 to Investment and Securities Purchase Agreement dated August 7, 2017, between General Moly, Inc. and Amer International Group Co., Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 10, 2017).

99.4

Amendment No. 3 to Investment and Securities Purchase Agreement dated September 30, 2017, between General Moly, Inc. and Amer International Group Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 2, 2017).

99.5

Common Stock Purchase Warrant by and between General Moly, Inc. and Amer International Group Co. Ltd. dated November 24, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2015).

99.6

First Amendment to Warrant by and between General Moly, Inc. and Amer International Group Co. Ltd. dated April 17, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017).

99.7

Second Amendment to Warrant by and between General Moly, Inc. and Amer International Group Co. Ltd. dated June 16, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2017).

99.8

Third Amendment to Warrant by and between General Moly, Inc. and Amer International Group Co. Ltd. dated July 16, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2017).

99.9

Fourth Amendment to Warrant by and between General Moly, Inc. and Amer International Group Co. Ltd. dated August 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 10, 2017).

99.10

Stockholder Agreement by and between General Moly, Inc. and Amer International Group Co. Ltd. dated November 24, 2015 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2015).

99.11

Securities Purchase Agreement dated December 9, 2019, between General Moly Inc., and Amer International Group Co. North America, Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 11, 2019).

99.12

Amended and Restated Common Stock Purchase Warrant by and between General Moly, Inc. and Amer International Group Co. North America, Ltd. dated December9, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 11, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2019

Amer International Group Co., Ltd.

By:	/s/ Wang Wen Yin
Wang Wen Yin
Chairman

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON,

PERSONS CONTROLING THE REPORTING PERSON

AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS

IN CONTROL OF THE REPORTING PERSON

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
WANG Wen Yin	East Pacific international Center, 7888th Shennan Boulevard, Shenzen, Guangdong Province, PRC	Executive Director and General Manger of Amer Holdings Group Co., Ltd. Chairman and General Manager of the Reporting Person	PRC
WU Kuan Yi	East Pacific international Center, 7888th Shennan Boulevard, Shenzen, Guangdong Province, PRC	Director of the Reporting Person	Islands of Taiwan, PRC
LIU Jie Hong	East Pacific international Center, 7888th Shennan Boulevard, Shenzen, Guangdong Province, PRC	Director of the Reporting Person Director of Leaway Holdings Limited Director of Lead Vanguard Limited Director of Amer International Group Co. North America, Ltd.	PRC
WANG Wen Sheng	East Pacific international Center, 7888th Shennan Boulevard, Shenzen, Guangdong Province, PRC	Executive Director and General Manger of Shenzhen Amer Mining Investment Holding Co., Ltd.	PRC